Grindr Inc.
750 N. San Vicente Blvd., Suite RE 1400
West Hollywood, CA 90069

February 9, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street N.E.
Washington, D.C. 20549-3010

Attention: Alexandra Barone, Staff Attorney, and Joshua Shainess, Legal Branch Chief
RE: Grindr Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-268782

Ladies and Gentlemen:

Grindr Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 2 to Registration Statement on Form S-1 to become effective on Friday, February 10, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Dave Peinsipp of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Dave Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177.

[Signature Page Follows]

Very truly yours,

Grindr INC.

By:	/s/ George Arison
Name:	George Arison
Title:	Chief Executive Officer

cc: Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
John-Paul Motley, Cooley LLP

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